Exhibit 16.2

March 25, 2005

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madams:

We have read the statements under the caption “Change in Accountants” in Amendment No. 1 to the registration statement of Rackable Systems, Inc. on Form S-1 (Registration No. 333-122576) and have the following comments:

1.	We agree with the statements made in the first, fourth and fifth sentences of the first paragraph, and the second and fifth sentences of the second paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the second, third and sixth sentences of the first paragraph and the first, third and fourth sentences of the second paragraph.

Yours truly,

/s/ Deloitte & Touche LLP